UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road

Chengdu, Sichuan, China 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unregistered Sales of Equity Securities

Share Purchase Agreement

On June 24, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with several investors (each a “Purchaser” and collectively, the “Purchasers”), in connection with the issuance and sale (the “Private Placement”) of an aggregate of 1,680,671 ordinary shares, par value $0.00001 per share, of the Company at $1.19 per share for an aggregate purchase price of $2,000,000. The parties anticipated closing the Private Placement on or about June 26, 2026. The sale of the ordinary shares is being made pursuant to the provisions of Regulation S promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Share Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a form of which is filed as Exhibit 10.1 hereto and incorporated by reference.

Waiver Agreement

On June 23, 2026, the Company also entered into a waiver agreement (the “Waiver Agreement”) with The Benchmark Company, LLC (“Benchmark”), and Axiom Capital Management, Inc. (“Axiom” and, together with Benchmark, the “Placement Agents”). Pursuant to the Waiver Agreement, the Placement Agents waived their right of first refusal (the “ROFR”) granted to them pursuant to that certain placement agency agreement dated November 4, 2025 (the “Placement Agency Agreement”), by and among the Company and the Placement Agents, to act as lead or joint investment bankers, lead or joint book runners, lead or joint placement agents, and/or investment banker/advisor for each and every future public and private equity and debt offering, including all equity-linked financings, for a period of 12 months after the closing date of the Company’s registered direct offering completed on November 6, 2025 (the “2025 Offering”).

In consideration of the waiver, the Company agreed to pay the Placement Agents a cash fee in the aggregate amount of $80,000 (the “Waiver Fee”), and an aggregate of 20,000 unregistered ordinary shares of the Company bearing customary restrictive legends upon execution of the Waiver Agreement.

In addition, the Company agreed to reduce the exercise price of the warrants issued to the Placement Agents (the “Placement Agent Warrants”) and the warrants issued to the investors in the 2025 Offering from $25.00 per share and $3.8671 per share, respectively, to $1.19 per share, at which the Company sold its ordinary shares to investors in the Private Placement.

The foregoing description of the Waiver Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3, as amended (File No. 333-295778), and (2) the post-effective amendment on Form F-3 to the registration statement on Form F-1 (File No. 333-290595) of the Company, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Share Purchase Agreement
10.2	Waiver Agreement, dated June 23, 2026, by and among WF International Limited, The Benchmark Company LLC, and Axiom Capital Management, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: June 26, 2026